Underlying supplement No. 9
To prospectus dated October 10, 2006 and
prospectus supplement dated November 13, 2006

Registration Statement No. 333-137902
dated October 10, 2006
Securities Act of 1933, Rule 424(b)(2)



Deutsche Bank AG

Securities Linked to an Index

Deutsche Bank AG may from time to time offer and sell certain securities (collectively, the "**Securities**"), as part of our Global Notes Program, Series A, linked to an index. This underlying supplement describes one of the potential indices to which the Securities may be linked, as well as related matter concerning the relationship, if any, between Deutsche Bank AG and the sponsor or publisher of the index. Additional specific terms of any Securities that we offer, including any additions or changes to the terms specified in the product supplement relating to your Securities or the description of the index contained in this underlying supplement, will be described in a separate free writing prospectus, term sheet or pricing supplement, which we refer to as a "**pricing supplement**." If there is any inconsistency between the terms described in the relevant pricing supplement and those described in this underlying supplement or in the accompanying prospectus, prospectus supplement or product supplement, the terms described in the relevant pricing supplement will be controlling.

This underlying supplement describes only one index to which the Securities may be linked. We do not guarantee that we will offer Securities linked to the index described in this underlying supplement. In addition, we may in the future offer Securities linked to an index that is not described in this underlying supplement.

Issuer: Deutsche Bank AG, London Branch.

Underlying Index: the PHLX Housing Sector℠ Index.

Investing in the Securities involves a number of risks. See "Risk Factors" in the relevant product supplement and "Key Risks" in the relevant pricing supplement for risks related to an investment in the Securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of the Securities or passed upon the adequacy or accuracy of this underlying supplement or the accompanying prospectus, prospectus supplement or product supplement. Any representation to the contrary is a criminal offense.

The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank AG

September 26, 2007

ADDITIONAL INFORMATION ABOUT THE SECURITIES

You should read this underlying supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006, relating to our Series A global notes, of which these Securities are a part, and any relevant product supplement and pricing supplement that we may file with the SEC from time to time, which contains a description of the terms of particular categories of Securities or the specific terms of your Securities. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Prospectus supplement dated November 13, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

- Prospectus dated October 10, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this underlying supplement, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

You should carefully consider, among other things, the matters set forth in "Risk Factors" in the relevant product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

UNDERLYING SUPPLEMENT SUMMARY

This underlying supplement describes one of the potential indices to which the Securities may be linked and the relationship, if any, between Deutsche Bank AG and the sponsor or publisher of such index. If there is any inconsistency between the terms described in the relevant pricing supplement and those described in this underlying supplement, the terms described in the relevant pricing supplement will be controlling. Any relevant pricing supplement should also be read in connection with this underlying supplement, the relevant product supplement, if any, and the accompanying prospectus and prospectus supplement.

*In this underlying supplement, when we refer to the "**Securities**," we mean certain securities that may be offered by Deutsche Bank AG from time to time linked to an index. Also, references to the "**accompanying prospectus**" and "**prospectus supplement**" mean, respectively, the accompanying prospectus, dated October 10, 2006, of Deutsche Bank AG and the prospectus supplement, dated November 13, 2006, of Deutsche Bank AG, and references to the "**relevant product supplement**" refer to the relevant product supplement that we may file from time to time relating to the particular category of your Securities. References to the "**relevant pricing supplement**" mean the pricing supplement and any free writing prospectus that describe the specific terms of your Securities.*

Specific Terms Will Be Described in Relevant Pricing Supplements

The relevant product supplement describes some of the general terms that apply to each category of Securities and the general manner in which they may be offered. Deutsche Bank AG may also prepare one or more pricing supplements that describe particular issuances of Securities. The specific terms for your Securities will be described in the relevant pricing supplement, including any additions or changes to the terms specified in the relevant product supplement or the description of the index set forth in this underlying supplement. Any relevant pricing supplement, including any free writing prospectus, should be read in connection with this underlying supplement, the relevant product supplement and the accompanying prospectus and prospectus supplement.

Licenses

Unless otherwise specified in the relevant pricing supplement, Deutsche Bank AG has contracted with the sponsor or publisher of the index to which your Securities may be linked for the rights to use such index and certain associated trademarks or service marks for such index. Deutsche Bank AG generally obtains these licenses either on an individual basis for a particular offering of Securities or for a term of years. Although Deutsche Bank AG anticipates that it will continue to enter into and renew such licenses, any such license could be terminated upon the occurrence of certain events in the future.

UNDERLYING INDEX

The PHLX Housing Sector^{SM} Index

General

We have derived all information contained in this underlying supplement regarding the PHLX Housing Sector^{SM} Index (the "**Index**"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by the Philadelphia Stock Exchange, Inc. ("PHLX"). The Index was developed and is calculated, maintained and published by PHLX. We make no representation or warranty as to the accuracy or completeness of such information.

The Index is designed to measure the performance of twenty companies whose primary lines of business are directly associated with the United States housing construction market. The Index composition encompasses residential builders, suppliers of aggregate, lumber and other construction materials, manufactured housing and mortgage insurers. The Index (index symbol "HGX") is published by PHLX and was set to an initial value of 250 on January 2, 2002. Options on the Index commenced trading on July 17, 2002. The Index is a modified capitalization-weighted index, which is intended to maintain as closely as possible the proportional capitalization distribution of the portfolio stocks included in the Index, while limiting the maximum weight of a single stock or group of stocks to a predetermined maximum (normally 25% for a single stock, and 50% to 60% or more for the top five or an aggregation of all stocks weighing 5% or more). This rebalancing is accomplished by occasionally artificially reducing the capitalization of higher weighted stocks and redistributing the weight to lower weighted stocks. The net result is a weight distribution that is less skewed toward the larger stocks, but that still does not approach equal weighting. The total capitalization of the portfolio remains the same. A current list of the issuers that constitute the Index is available on the Philadelphia Stock Exchange website: www.phlx.com. Information contained in the Philadelphia Stock Exchange website is not incorporated by reference in, and should not be considered a part of, this underlying supplement or any pricing supplement or product supplement.

The Index is rebalanced at least semi-annually for implementation at the end of each January and July option expiration if the modified capitalization of a single component or group of components exceeds the concentration thresholds discussed above as of the last trading day of the previous month. This rebalancing is based on the actual market capitalizations of the Index component stocks as determined by actual share amounts and closing prices on the last trading day of the previous month. The modified share value for each component stock comprising the Index remains fixed between rebalancings, except in the event of certain types of corporate actions such as stock splits, mergers, acquisitions, stock repurchases or any similar event with respect to an Index component stock resulting in a change in share value greater than 5% or more. When the Index is adjusted between rebalancings for these events, the modified share amount of the relevant component stock comprising the Index is adjusted, to the nearest whole share, to maintain such component stock's relative weight in the Index immediately prior to the corporate action. In connection with any adjustments to the Index, the Index divisor may be adjusted to ensure that there are no changes to the level of the Index as a result of non-market forces.

PHLX is under no obligation to continue the calculation and dissemination of the Index. The Securities are not sponsored, endorsed, sold or promoted by PHLX. No inference should be drawn from the information contained in this underlying supplement that PHLX makes any representation or warranty, implied or express, to Deutsche Bank AG, any holder of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities in particular. PHLX has no obligation to take the needs of Deutsche Bank AG or the holders of the Securities into consideration in determining, composing or calculating the Index. PHLX is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the Securities to be issued or in the determination or calculation of the equation by which payment on the Securities is determined. PHLX has no obligation or liability in connection with the administration or marketing of the Securities.

License Agreement

We have entered into an agreement with PHLX providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the Index, which is owned and published by PHLX, in connection with certain securities including the Securities.

"PHLX Housing Sector^{SM}" and "HGX^{SM}" are service marks of the Philadelphia Stock Exchange, Inc. and have been licensed for use by Deutsche Bank AG

The license agreement between PHLX and Deutsche Bank AG provides that the following language must be stated in this underlying supplement:

PHLX Housing Sector^{SM} Index" (HGX) (the "Index") is not sponsored, endorsed, sold or promoted by Philadelphia Stock Exchange, Inc. ("PHLX"). PHLX makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities or the Index particularly or the ability of the Index to track market performance. PHLX's only relationship to Deutsche Bank AG is the licensing of certain names and marks and of the Index, which is determined, composed and calculated without regard to Deutsche Bank AG. PHLX has no obligation to take the needs of Deutsche Bank AG or the owners of the Securities into consideration in determining, composing or calculating the Index. PHLX is not responsible for and has not participated in any determination or calculation made with respect to the issuance or redemption of the Securities. PHLX has no obligation or liability in connection with the administration, purchase, sale, marketing, promotion or trading of the Securities.

PHLX DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE PHLX HOUSING SECTOR^{SM} INDEX (HGX) ("INDEX") OR ANY DATA INCLUDED THEREIN. PHLX MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK AG, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. PHLX MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL PHLX HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES."

Discontinuation of the PHLX Housing Sector^{SM} Index; Alteration of Method of Calculation

If PHLX discontinues publication of the Index and PHLX or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a "**successor index**"), then any Index closing level will be determined by reference to the level of such successor index at the close of trading on the relevant exchange or market for the successor index on the Final Valuation Date or other relevant date or dates as set forth in the relevant pricing supplement.

Upon any selection by the calculation agent of a successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the Securities.

If PHLX discontinues publication of the Index prior to, and such discontinuation is continuing on, the Final Valuation Date or other relevant date, and the calculation agent determines, in its sole discretion, that no successor index is available at such time, or the calculation agent has previously selected a successor index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on, the Final Valuation Date or other relevant date, then the calculation agent will determine the index closing level for such date. The index closing level for the Index will be computed by the calculation agent in accordance with the formula for and method of calculating the Index or successor index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the Index or successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the Index or successor index, as applicable, on the relevant exchange may adversely affect the value of the Securities.

If at any time the method of calculating the Index or a successor index, or the level thereof, is changed in a material respect, or if the Index or a successor index is in any other way modified so that the Index or such successor index does not, in the opinion of the calculation agent, fairly represent the level of the Index or such successor index had such changes or modifications not been made, then, from and after such time, the calculation agent will, at the close of business in New York City on each date on which the Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Index closing level with reference to the Index or such successor index, as adjusted. Accordingly, if the method of calculating the Index or a successor index is modified so that the level of the Index or such successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the Index or such successor index), then the calculation agent will adjust its calculation of the Index or such successor index in order to arrive at a level of the Index or such successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).